Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LDK Solar Co., Ltd.:

We consent to the incorporation by reference in the registration statement (File No. 333-150866) on Form S-8 and the registration statement (File No. 333-160110) on Form F-3 of LDK Solar Co., Ltd. of our reports dated May 13, 2013, with respect to the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the Group) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of LDK Solar Co., Ltd.

Our report with respect to the consolidated financial statements dated May 13, 2013 contains an explanatory paragraph that states the Group has a net working capital deficit and a deficit in total equity as of December 31, 2012, and is restricted from incurring additional indebtedness as it has not met a financial covenant ratio as defined in the indenture governing the RMB-denominated US$-settled senior notes. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG

Hong Kong, China

May 13, 2013